UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 23, 2016

POLYCOM, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27978	94-3128324
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6001 America Center Drive

San Jose, California 95002

(Address of principal executive offices, including zip code)

(408) 586-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On May 23, 2016, Polycom, Inc., a Delaware corporation (“Polycom”), announced that it has received a revised, non-binding proposal from a private equity sponsor that was previously described as “Sponsor 1” in the Registration Statement on Form S-4 filed by Mitel Networks Corporation (“Mitel”) with the SEC on May 13, 2016. Polycom’s Board of Directors has determined that Sponsor 1’s revised proposal could reasonably be expected to lead to a “Company Superior Proposal” as defined in Polycom’s merger agreement with Mitel. Polycom intends to engage in discussions or negotiations with Sponsor 1 with respect to the revised proposal.

Under the terms of Sponsor 1’s revised proposal, existing Polycom stockholders would receive a cash dividend of $11.00 per share and Sponsor 1 (directly or through affiliates and other equity financing sources) would purchase from Polycom $650 million in shares of a new convertible preferred stock of Polycom. After the proposed transaction, Sponsor 1 would own 56% of Polycom’s outstanding equity on an as-converted basis. The conversion price of the new preferred stock would be $3.50 per share post-transaction and the preferred stock would have an in kind dividend rate of 8%. The revised proposal also stated the Sponsor 1 would be prepared to offer existing Polycom stockholders the opportunity to exchange the $11.00 per share cash dividend for an interest in up to $250 million of the new convertible preferred stock, subject to pro ration, which exchange would be offered through a new special purpose vehicle controlled by Sponsor 1 and, to the extent accepted by Polycom stockholders, would reduce by a like amount the amount of preferred stock to be purchased by Sponsor 1. Shares in the special purpose vehicle would not be listed on an exchange or transferable. In addition, Sponsor 1 stated that it would be prepared to consider an alternative transaction structure in which Sponsor 1 would acquire Polycom in a “take private” transaction for $11.50 per share in cash and a contingent value right worth up to $3.00 per share. Under Sponsor 1’s proposal, the cash dividend, the repayment of Polycom’s existing debt and the termination fee payable to Mitel would be funded with the proceeds of the sale to Sponsor 1 of the $650 million of the foregoing preferred stock, $870 million of new debt financing, and cash on Polycom’s balance sheet (including both onshore and offshore cash).

The Polycom Board, in consultation with its legal and financial advisors, will consider the outcome of its discussions or negotiations with Sponsor 1 to determine the course of action that is in the best interest of Polycom and its stockholders. There can be no assurance that discussions or negotiations will result in a binding proposal from Sponsor 1, that the Polycom Board will determine that any such proposal is a “Company Superior Proposal” or that a transaction with Sponsor 1 will be approved or consummated on any particular terms or at all.

Polycom’s Board has not changed its recommendation in support of Polycom’s merger with Mitel. Polycom’s Board is not approving, endorsing, recommending or deeming advisable the proposal set forth in Sponsor 1’s offer and is not expressing any intent to do so.

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Polycom and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Polycom, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction; Polycom’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the pending acquisition of Polycom. Additional risks are described under the heading “Risk Factors” in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Polycom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on February 29, 2016 and April 28, 2016, respectively. Forward-looking statements speak only as of the date they are made. Except as required by law, Polycom has no intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel has filed with the SEC a preliminary registration statement on Form S-4 that includes a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS, AND ANY RELATED AMENDMENTS OR SUPPLMENTS, FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Polycom and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Polycom’s directors and executive officers is also included in Polycom’s Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2016. These documents are available free of charge as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POLYCOM, INC.
By:	/s/ Sayed M. Darwish
Sayed Darwish Chief Legal Officer and Executive Vice President, Corporate Development

Date: May 23, 2016